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SEC FILE NUMBER
8-70883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/21/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fountainplace Securities Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3818 Rhodes Avenue
(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	angela@mastercompliance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

505 N Mur-Len Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jefferson Ellington, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fountainplace Securities Partners LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMANDA SURRENCY
Notary Public
Mecklenburg County
NORTH CAROLINA

Signature:

Title:
CEO

Notary Public
Commission expires 2/9/25

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOUNTAINPLACE SECURITIES PARTNERS LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

With Report of Independent Registered Public Accounting Firm

For the Period of
July 21, 2022 to December 31, 2022

Fountainplace Securities Partners, LLC

TABLE OF CONTENTS
For the Period of July 21, 2022 to December 31, 2022

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of FountainPlace Securities Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FountainPlace Securities Partners, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FountainPlace Securities Partners, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FountainPlace Securities Partners, LLC's management. Our responsibility is to express an opinion on FountainPlace Securities Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FountainPlace Securities Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of FountainPlace Securities Partners, LLC's financial statements. The supplemental information is the responsibility of FountainPlace Securities Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as FountainPlace Securities Partners, LLC's auditor since 2022.

Olathe, Kansas
March 27, 2023

Fountainplace Securities Partners, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS

Cash	$	57,311
Prepaid Expenses		557
Accounts Receivable		15,186
TOTAL ASSETS	**$**	**73,054**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable & Accrued Liabilities	$	3,391
TOTAL LIABILITIES	**$**	**3,391**
MEMBER'S EQUITY	**$**	**69,663**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**73,054**

Fountainplace Securities Partners, LLC

STATEMENT OF INCOME

For the Period of July 21, 2022 to December 31, 2022

REVENUES

Other Interest Income		186
TOTAL REVENUES	$	**186**

EXPENSES

Compensation & Benefits	$	-
Professional Fees		9,348
Regulatory Fees		715
Technology, Data, & Communications		620
Travel & Entertainment		28
Occupancy & Equipment		803
Other Expenses		10,145
TOTAL EXPENSES	$	**21,659**

NET INCOME	$	**(21,473)**

See notes to the financial statements.

Fountainplace Securities Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Period of July 21, 2022 to December 31, 2022

	TOTAL
BALANCE AT JULY 21, 2022	91,136
Capital Contributions	
Distributions	-
Net Income	(21,473)
BALANCE AT DECEMBER 31, 2021	$ 69,663

Fountainplace Securities Partners, LLC

STATEMENT OF CASH FLOWS
For the Period of July 21, 2022 to December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(21,473)
Adjustments to reconcile net income to net cash provided by operating activities		
Accounts Receivable		(15,186)
Prepaid Expenses		715
Accounts Payable, Accrued Expenses, & Other Liabilities		3,392
Net Cash Provided by Operating Activities	$	**(32,552)**
NET DECREASE IN CASH	$	**(32,552)**
CASH AT JULY 22, 2022	$	**89,863**
CASH BALANCE AT DECEMBER 31, 2022	$	**57,311**

See notes to the financial statements.

Page 5

Fountainplace Securities Partners, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Period of July 21, 2022 to December 31, 2022

1. Organization and Nature of Business

Fountainplace Securities Partners, LLC (the Company) is a North Carolina Limited Liability Company and a registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Industry Regulatory Authority (FINRA). The Company operates mergers and acquisitions of advisory services. Effective January 2023, the Company added private placements and referral business to its operations.

2. Significant Accounting and Reporting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2022, and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit account(s) which, at times, may exceed federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2022, the Company had no cash equivalents.

Revenue

The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

2. Significant Accounting and Reporting Policies - Continued

Additionally, the guidance requires the Company to follow a five step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC Topic 606 include private securities placement, investment banking, and merger and acquisition (M&A) services.

Investment banking and M&A services include agreements to provide advisory services to customers for which they will charge the customer fees. The Company provides corporate finance and financial advisory services such as private placements of debt and equity, mergers, and acquisitions (M&A) (sell-side and buy-side), recapitalizations, accessing public debt and equity markets, valuations and fairness opinions, and business and strategic advice.

Revenues from fees arising from private securities placement in which the Company acts as agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed.

In certain engagements, clients are assessed nonrefundable retainer fees. These retainer fees are either up front payments paid solely in consideration of the engagement by the client or fees which are in relation to a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement, and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. Nonrefundable retainer fees which are not linked to a specific period of time are recognized when all performance obligations are satisfied. The Company has evaluated its nonrefundable retainer payments to ensure the fees (if any) relate to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.

Success fees are owed to the Company on the closing of a M&A transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed.

The Company, at December 31, 2022, had no outstanding retainers or success fees.

Fountainplace Securities Partners, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Period of July 21, 2022 to December 31, 2022

2. Significant Accounting and Reporting Policies - Continued

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2022. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2022. The Company is not currently under audit by any tax jurisdiction.

Current Expected Credit Losses
In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changed the way entities recognize and record credit losses on financial instruments such as loans, loan commitments, and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

The Company, may, at times, have an account receivable related to retainer fees from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience, and customer worthiness. At December 31, 2022, the Company had not earned any revenue.

Fountainplace Securities Partners, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Period of July 21, 2022 to December 31, 2022

3. Related Parties

The Company is an affiliate of Fountainplace Group Holdings, LLC. In connection with this relationship, the Company and Fountainplace Group Holdings have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2022, the Company recorded expenses under this agreement totaling $803. Included in the total is a provision for rent. The Company recorded rent totaling $536 related to the shared expense with the Affiliate.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 800% or 8:1 within its first year of business.

At December 31, 2022, the Company had net capital of $53,920 which was $48,920 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 6.29%.

5. Operating Lease Obligations

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the December 31, 2022, financial statements.

6. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the inception, end of 2022, and during the period ended December 31, 2022.

7. Commitments and Contingencies

The Company does not have any commitments or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

8. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2022, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2022, financial statements.

Fountainplace Securities Partners, LLC

SCHEDULE I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commissions
For the Period of July 21, 2022 to December 31, 2022

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	69,663
LESS:		
Non-Allowable Assets		
Prepaid Expenses	$	(557)
Accounts Receivable	$	(15,186)
Total Non-Allowable Assets	$	(15,743)
Other Operational Deductions or Charges	$	-
TENTATIVE NET CAPITAL	$	**53,920**
HAIRCUTS ON SECURITIES	$	-
NET CAPITAL	$	**53,920**
Minimum dollar net capital requirement of reporting broker dealer	$	5,000
EXCESS NET CAPITAL	$	**48,920**
TOTAL AGGREGATE INDEBTEDNESS	$	**3,391**
MINIMUM NET CAPITAL BASED ON AI	$	**424**
PERCENTAGE OF NET CAPITAL TO AI		**6.29%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

Fountainplace Securities Partners, LLC

SCHEDULE II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
For the Period of July 21, 2022 to December 31, 2022

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2022, without exception.

Fountainplace Securities Partners, LLC

SCHEDULE III
Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3
For the Period of July 21, 2022 to December 31, 2022

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2022, without exception.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of FountainPlace Securities Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) FountainPlace Securities Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement capital raising and investment banking & commission sharing services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FountainPlace Securities Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FountainPlace Securities Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Olathe, Kansas

March 27, 2023

FountainPlace Securities Partners LLC
3818 Rhodes Avenue
Charlotte, NC 28210
USA

FOUNTAINPLACE

FountainPlace Securities Partners, LLC
Exemption Report

Fountainplace Securities Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.

15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively private placements of securities (excluding EB-5 and Regulation A+) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jefferson Ellington, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jefferson W. Ellington

By: Jefferson Ellington
Title: CEO
3/28/23